CHP Merger Corp.
25 Deforest Avenue, Suite 108
Summit, NJ 07901
November 19, 2019

VIA EDGAR

Office of Real Estate & Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller and Russell Mancuso

Re:	CHP Merger Corp.
Registration Statement on Form S-1
File No. 333-234413

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CHP Merger Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:15 p.m., Eastern Time, on November 21, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christopher Capuzzi, of Ropes & Gray LLP, special counsel to the Company, at (212) 596-9575, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James T. Olsen
James T. Olsen
Chief Executive Officer